UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2024

Commission File Number 0-21218

Gilat Satellite Networks Ltd.
(Translation of registrant’s name into English)

Gilat House, 21 Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva 4913020, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This Form 6-K is incorporated by reference into the Registrant’s Registration Statement (Form F-3 No. 333-266044) and Registration Statements (Form S-8 Nos. 333-180552, 333-187021, 333-204867, 333-210820, 333-217022, 333-221546, 333-223839, 333-231442, 333-236028, 333-253972, 333-255740, 333-264974 and 333-278082).

Amendment to Purchase Agreement to Acquire Stellar Blu Solutions LLC

As previously announced by Gilat Satellite Networks Ltd. (the “Company”), on June 17, 2024, Wavestream Corporation (the “Buyer”), a Delaware corporation and a wholly-owned subsidiary of the Company, entered into a Membership Interest Purchase Agreement (the “Purchase Agreement”) with Stellar Blu Solutions LLC, a Delaware limited liability company (“Stellar”), MAZAV Management LLC (“MAZAV”), CF GDC LLC (“CFG,” and, together with MAZAV, the “Sellers”), and CFG, as the representative of the Sellers, to purchase from the Sellers 100% of the membership interests of Stellar (the “Acquisition”).

On December 11, 2024, the Buyer and the Sellers amended the Purchase Agreement (the “Amendment”). Pursuant to the Amendment, the parties agreed, that given that all required approvals under the Purchase Agreement have been received the Acquisition will be consummated on January 6, 2025. The parties also agreed that the outside closing date be changed from December 17, 2024 to January 7, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.

By:	/S/ Doron Kerbel
Name:	Doron Kerbel
Title:	General Counsel & Company Secretary

Date: December 12, 2024